EXHIBIT 99.1

Neptune Announces Third Quarter Results

  Revenues of $5.5 million
  Gross margin on sales rises to 24%
  Project Turbo expected to drive material margin improvement in coming quarters
  Q3 closing cash balance grows to $5.1 million, up from $3.4 million at the end of Q2[1]
  Recently acquired Biodroga Inc., a leading dietary supplement solution provider

LAVAL, Québec, Jan. 12, 2016 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ:NEPT) (TSX:NTB), announces its financial and operating results for the third quarter ended November 30, 2015.  All amounts in Canadian dollars.

“Our business fundamentals continue to improve,” stated Jim Hamilton, President and CEO of Neptune.  “We are especially pleased to see our profitability increase as we leverage cost reduction initiatives and drive on-going margin improvement.  This is resulting in a much improved bottom line and strengthening cash flows within the nutraceutical segment.  Our recent acquisition of Biodroga, further positions Neptune for success, by adding a new growth vehicle in a significantly larger addressable market.  The transaction is expected to be immediately accretive for our shareholders.”

Third Quarter Financial Results

Nutraceutical Business Results

  Nutraceutical revenues were $5,515,000 for the three-month period ended November 30, 2015, versus $4,706,000 in the third quarter ended November 30, 2014.
  Adjusted EBITDA[2]was negative ($565,000) for the current quarter, compared to negative ($1,957,000) in the prior year.
  Net loss was $1,317,000 for the current quarter, versus a net loss of $3,241,000 in the prior year.

Consolidated Results

  Consolidated revenues totalled $5,520,000 for the three-month period ended November 30, 2015, up from $4,735,000 for the quarter ended November 30, 2014.
  Adjusted EBITDA was negative ($2,554,000) for the current quarter, versus negative ($4,315,000) in the prior year.
  Net loss was $2,928,000 for the current quarter, versus net income of $74,000 in the prior year.

The nutraceutical third quarter EBITDA improvement was mainly driven by higher revenues and a stronger gross margin relating cost reduction initiatives, including plant efficiencies.  The lower net loss reflects stronger revenues, a significant gross margin improvement, along with the receipt of insurance recoveries connected with the 2012 plant incident.  In comparison, the prior year net loss included plant ramp-up costs.

On a consolidated basis, the current quarter includes adjusted EBITDA of negative $2.0 million and a net loss of $1.6 million for Neptune’s subsidiary, Acasti, which is actively engaged in clinical studies and research and development.  In the corresponding prior year quarter ending November 30, 2014, Acasti recorded negative $2.1 million of adjusted EBITDA and net income of $3.6 million.  The net income recorded by Acasti in the prior year is due to the variation in the fair value of Acasti’s derivative warrant liability.

Year-to-Date Financial Results

Nutraceutical Business Results

  Nutraceutical revenues were $12,585,000 for the nine-month period ended November 30, 2015, versus $10,957,000 for the nine-month period ended November 30, 2014.
  Adjusted EBITDA was negative ($5,493,000) for the nine-month period ended November 30, 2015, improving over negative ($15,853,000) for the corresponding prior-year period.
  Net loss was $7,880,000 for the nine -month period ended November 30, 2015, improving over a net loss of $20,299,000 for the corresponding prior-year period.

Consolidated Results

  Consolidated revenues totalled $12,602,000 for the nine-month period ended November 30, 2015, compared to $11,049,000 for the corresponding prior-year period.
  Adjusted EBITDA was negative ($10,826,000) for the nine -month period ended November 30, 2015, versus negative ($22,962,000) for the corresponding prior-year period.
  Net loss was $10,450,000 for the nine-month period ended November 30, 2015, versus a net loss of $19,143,000 in the corresponding prior-year period.

Cash Flows
Consolidated cash and short term investments were $19.2 million as at November 30, 2015, comprised of
$5.1 million for Neptune and $14.1 million for Acasti.  Neptune’s November 30, 2015 nutraceutical cash balance was up from $3.4 million in the prior quarter ending August 31, 2015 due to the receipt of $1.3 million in Quebec Investment Tax Credits, along with $0.5 million for a business interruption insurance recovery relating to the 2012 Sherbrooke plant incident.

Productivity Initiatives Driving Margin Improvements
Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance, remains on track and is already having a meaningful impact on margins.  To date, Neptune has identified and implemented initiatives that will generate 75% of the approximately $5.0 million targeted savings, with around 30% of total savings already being reflected in the results as of November 30, 2015.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), to assess its operating performance.These non-IFRS financial measures are directly derived from the Company’s financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely tobe comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation.  The Corporation usesAdjusted EBITDAto measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results.  Neptune’s method for calculating adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net (loss) income, finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily nonrecurring.

Conference Call Details

Neptune will be holding a conference call on January 13, 2016 at 8:30 AM (ET) to present its results for the third quarter ended November 30, 2015.

Date:	Wednesday, January 13, 2016
Time:	8:30 AM Eastern Time
Conference ID:	16340312
Call:	1‐877-380-5664 (within Canada & the U.S.)
1-631-813-4882 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)
Webcast:	A live audio webcast can be accessed at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived recording of the conference call will also be available on Neptune’s website shortly after the call.

About Neptune Technologies & Bioressources Inc.
Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (‘‘PUFAs’’). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets.  Neptune’s products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune’s head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. (“Acasti”), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements”within the meaning of the U.S. securities laws and Canadian securities laws. Suchforward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could causethe actual results of Neptune to be materially different from historical results or from any future results expressed orimplied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form, which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR atwww.sedar.com, on EDGAR atwww.sec.gov/edgar.shtmland on the investor section of Neptune’s website atwww.neptunebiotech.com(the “AIF”). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with theSecurities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

[1]Neptune Nutraceutical segment

[2]See “Caution Regarding Non-IFRS Financial Measures” which follows

Neptune Contact:
John Ripplinger
Investor Relations
+1.450.687.2262
j.ripplinger@neptunebiotech.com
neptunebiotech.com